

September 24, 2010

Thomas Nolan, Jr.
President and Chief Operating Officer
Spinco, Inc.
110 N. Wacker Dr.
Chicago, IL 60606

Re: Spinco, Inc.
Registration Statement on Form 10-12B
Filed August 25, 2010
File No. 001-34856

Dear Mr. Nolan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your references throughout your registration statement to your Real Estate Affiliates, and the definition of this term in Note 1 to your financial statements. For ease of reference, please revise to identify your Real Estate Affiliates and define this term the first time it is used in the registration statement.

Summary, page 1

2.   We note your statement within this section that you own a diverse portfolio of properties with a relatively small amount of debt. Please balance your disclosure in this section by disclosing your current leverage.

Summary Historical Combined Financial Data, page 11

3.   You disclose that your historical financial results reflect allocations for certain corporate costs and that you believe such allocations are reasonable. Please expand your disclosure to further explain your method of allocation as required by Question 2 of SAB 1B1. Please revise throughout your filing where applicable.

Item 1. Business

Investment Agreements, page 14

4.   We note your disclosure on page 15 that in the event that the TopCo Debtors are not able to obtain the required consent, the Investment Agreements require the TopCo Debtors to create a synthetic instrument that would place you in the same economic position as if such Spinco Asset had been transferred or contribute an asset to you that has reasonably equivalent economic value. Please expand your disclosure regarding the possible synthetic instrument and tell us what form such instruments would take. Also, please describe what assets the TopCo debtors would transfer to you in the event that the creation of a synthetic instrument is not practicable.

5.   Refer to the third full paragraph on page 15. Please revise to explain the meaning of the term "economic ownership" and disclose the economic ownership of Brookfield Investor and Pershing Square on the Effective Date, after giving effect to the Blackstone Designation and including shares issuable upon the exercise of warrants.

6.   We note that you have disclosed some of the conditions for your plan sponsors to consummate the transactions contemplated by the investment agreements. Please expand this discussion to list all conditions to consummation of the investment agreements and state whether each condition is waivable.

Business Overview, page 16

Strategic Development, page 21

7.   Please provide the following operating data for each of your significant properties, as applicable:

*   occupancy rate for each of the last five years;

*   number of tenants occupying ten percent or more of the rentable square footage and the principal nature of the business of such tenants;

*   average effective annual rental per square foot.

To the extent needed for clarity, please segregate your operating data by category of use and provide operating data for each category.

Redevelopment Projects, page 27

8.   Within this section, please clarify how you classify your operating properties as redevelopment projects.

Conditions to Separation and Distribution, page 30

9.   Please confirm that you have listed each condition to your separation agreement. Otherwise, please revise to disclose all conditions or tell us why you believe the omitted conditions are not material.

Employees, page 39

10.   We note that you will have 98 employees whom will be temporarily leased from your predecessors under an employee leasing agreement. Please state the percentage of time these employees will be expected to devote to your business during the transition period.

Item 1A. Risk Factors, page 39

11.   Each risk factor should present only one discreet risk. We note that several of your risk factors contain multiple risks. For example only, we note the following risk factors:

- We develop and expand properties, and this activity is subject to various risks, page 41; and,

- We own retail properties which are subject to a number of significant risks which are beyond our control, page 44.

        Please revise to present each material risk under a separate subheading.

Item 2. Financial Information

Unaudited Pro Forma Condensed Combined Financial Information, page 55

12.   Please provide to us and disclose management's analysis supporting that historical basis is the appropriate basis for measuring your assets and liabilities upon emerging from bankruptcy. In addition please disclose how you plan to account for the distribution of 32,500,000 shares of common stock to existing stockholders of GGP. Please cite the appropriate accounting literature relied upon.

13.   You disclose on page 76 that under the Plan, a five year, interest bearing, unsecured promissory note payable by one of your subsidiaries to GGPLP, the Spinco Note, may be issued on the Effective Date. You also disclose that you do not expect to issue the Spinco Note. In light of the structure of the Plan and the fact that several outcomes regarding the Spinco Note are possible, please expand your pro forma disclosure to discuss a range of possible outcomes as well as the sensitivity of your expectation that the Spinco Note will not be issued.

14.   You disclose on page 35 that you will enter into a transition services agreement in connection with the Separation whereby GGP will provide certain services to you. You also disclose that the charges of each of the transition services will generally be based on either a pre-determined flat fee or an allocation of the cost incurred by GGP. Please expand your pro forma disclosure to discuss the agreement and provide an estimate of the fees, if available.

Notes to Pro Forma Condensed Combined Financial Information, page 59

15.   You disclose in footnote (6) that the adjustment reflects the establishment of the tax Indemnity Cap in accordance with the Investment Agreements. Please tell us in greater detail how you determined this amount. Also, tell us how you determined that the amount is factually supportable. For reference, see Article 11 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview – Basis of Presentation, page 61

16.   You disclose that the financial information included in this registration statement was carved-out from the financial information of GGP. Please tell us your basis for presenting carved-out financial statements in lieu of financial statements of the registrant required by Article 3 of Regulation S-X.

Overview – Strategic Development Segment, page 62

17.   We note your disclosure that trailing twelve month total tenant sales per square foot at your regional malls were approximately $386 at December 31, 2009. Please advise us how this amount is calculated and tell us why you have only included the measure for the twelve months ended December 31, 2009.

Selected Master Planned Communities Data, page 62

18.   We note your presentation of selected financial and operational data for your Master
        Planned Communities segment. Please tell us how the measures presented, including
        Combined MPC EBITDA, Total MPC EBITDA, Combined Unlevered Free Cash Flow,
        Combined Levered Free Cash Flow, and Total Levered MPC Free Cash Flow, meet the
        requirements of Item 10(e) of Regulation S-K. In your response, specifically tell us how
        you determined that these measures were not given greater prominence than the most
        directly comparable GAAP measure and that the reconciliation is presented using a
        clearly understandable method. Also, explain the line item "Non-MPC operating cash
        flow and other" on page 67 in greater detail and tell us how these amounts were
        determined.

Six Months Ended June 30, 2010 and 2009, page 68

Master Planned Communities Segment, page 68

19.   We note your discussion regarding land sales related to your master planned
        communities. You discuss the status of sales during the period for several of the
        communities; please expand your disclosure to include a complete discussion of the
        status of sales for all of the communities (i.e., including Emerson and Gateway
        communities in Maryland) as well as your expectations of sales in the future.

20.   Please also discuss trends in sales prices/margins at each of the communities, if material.

Strategic Development Segment, page 69

21.   Please clarify which properties and/or projects you currently earn revenues from and your
        expectations for the future.

22.   Please expand your disclosure to discuss increases and decreases in revenues and
        expenses at the property and/or project level, when material.

23.   Please explain what is included in the "Other, including noncontrolling interests" revenue
        line item.

Year ended December 31, 2009 and 2008, page 70

Strategic Development Segment, page 71

24.   You disclose that Other Revenues include gains or losses on dispositions of certain
        property transactions. Please tell us your basis for including these gains or losses in
        revenues.

25.   You disclose that operating costs were significantly reduced at South Street Seaport and Victoria Ward. You also disclose on page 74 that operating costs were significantly reduced at Riverwalk Marketplace from 2007 to 2008. Please expand your disclosure to discuss how you reduced these operating costs and the nature of the costs that were reduced. Also, please discuss your expectations for the future regarding additional decreases and/or sustainability of the reductions.

Liquidity and Capital Resources, page 75

26.   Especially in light of your history of significant negative cash flows from operations and your Predecessor's liquidity issues which caused it to postpone development on your projects, please expand your liquidity discussion to present a clearer picture of your ability to generate cash and to meet existing and known or reasonably likely future cash requirements. Please see Section IV of Release No. 33-8350 for reference.

Spinco Note, page 76

27.   Please expand your discussion within this section with regard to the following items:

   - Define "net debt" on the Effective Date;

   - Provide background of the Hughes Amount; and

   - Define "MPC Taxes."

   Also, please provide a brief summary of the purpose and effect of the Spinco Note.

Tax Indemnities, page 77

28.   We note your disclosure that the Excess Surplus Amount is determined using a complex formula described in the Investment Agreements. Please provide a brief explanation of how you determine the Excess Surplus Amount within this section.

Critical Accounting Policies, page 79

Impairment – Properties and land held for development, redevelopment, and sale and developments in progress, page 80

29.   You disclose that you review your combined and uncombined real estate assets, including operating properties, land held for development and sale and developments in progress, for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Please advise us of your basis for this accounting policy for land held for sale.

Quantitative and Qualitative Disclosures about Market Risk, page 82

30.   Please expand your discussion of the terms of your outstanding debt to include one of the three disclosure alternatives set forth in Item 305(a) of Regulation S-K.

Item 5. Directors and Executive Officers

Board of Directors, page 84

31.   Please expand the discussion of your directors to describe the specific experience, qualifications, attributes or skills that led to the conclusion that each person named should serve as a director. Refer to Item 401(e) of Regulation S-K.

32.   Please tell us when you will provide disclosure regarding the additional seven persons that will serve as directors upon consummation of the Plan. Also, please state when you will identify the members of your board committees.

Executive Officers, page 86

33.   Please provide the dates for which Messrs. Arthur and Ganeless held the various positions listed in the biographical information section.

Compensation of Executive Officers, page 88

34.   We note your disclosure on page 90 that you intend to pay Brookfield Advisors a monthly fee of $500,000 for its services provided under your management agreement. To the extent known, please disclose what portion of that payment will be used to compensate your interim executive officers.

Interim Management Agreement, page 90

35.   Within this section, please disclose the relationship, if any, between Brookfield Advisors and Brookfield Investor, your sponsor.

36.   We note that Brookfield Advisors is permitted to subcontract any or all of the services it provides under the Management Agreement. We also note that you will reimburse Brookfield Advisors for all fees, costs and expenses owed to any third party in connection with the provision of services under the Management Agreement. Please revise the last paragraph under this heading to clarify whether you will reimburse Brookfield Advisors for all fees charged by third party subcontractors.

Recent Sales of Unregistered Securities, page 93

37.   Please provide the information required by Items 701(c) and (d) of Regulation S-K for the 1,000 shares issued to your parent company on July 1, 2010.

Description of Registrant's Securities to be Registered

General, page 93

38.   We note your disclosure on page 92 that on the effective date, there will be
        approximately 37.75 million shares of our outstanding common stock, as well as warrants
        to purchase up to 8,000,000 shares of our common stock and 507,307 shares of our
        common stock issuable upon the exercise of the Spinco Options. We also note that you
        are authorized to issue 46 million shares of common stock. Since it appears that upon
        exercise of the outstanding warrants and options you will have more than 46 million
        shares outstanding, please tell us how and when you plan to increase the amount of your
        authorized capital stock.

Item 15. Financial Statements and Exhibits

Spinco, Inc. Unaudited Interim Combined Financial Statements

Notes to Unaudited Combined Financial Statements, page F-5

Note 1 Organization, page F-5

Impairment, page F-11

General, page F-12

39.   You disclose that certain of your properties had fair values less than their carrying
        amounts. However, based on your plans with respect to those properties, you believe that
        the carrying amounts are recoverable and therefore, under applicable GAAP guidance, no
        additional impairments were taken. Please expand your disclosure to specifically identify
        these properties and their carrying amounts. Furthermore, in your MD&A please disclose
        the percentages by which the undiscounted cash flows exceed the carrying amounts, the
        significant assumptions used in the undiscounted cash flow analyses that you have relied
        upon, and a discussion of the degree of uncertainty associated with those key
        assumptions.

40.   We note your disclosure of impairment losses recognized on pages F-12 and F-45.
        Please expand your disclosure to discuss the facts and circumstances leading to each of
        these impairments. For reference, see ASC 360-10-50-2.

Revenue Recognition and Related Matters, page F-14

41.   You disclose that income related to condominium unit sales subsequent to the Effective
        Date is expected to be accounted for on the percentage-of-completion method. Please tell
        us your basis for using the percentage-of-completion method. For reference, see ASC
        360-20-40-50.

Note 3 Real Estate Affiliates, page F-16

42.   You disclose that you own non-controlling investments in The Woodlands Partnerships and Circle T and that since you have joint interest and control of these ventures with your venture partners, you account for the joint ventures using the equity method. Please provide us with a detailed analysis and your basis in GAAP for using the equity method of accounting for these affiliates. The disclosure on page F-80 states that TWLDC Holdings L.P. is a limited partnership that is owned by entities controlled by The Rouse Company (which is controlled by GGP) and Morgan Stanley Real Estate Fund II, L.P. Please clarify which entity is the general partner of the TWLDC Holdings L.P. in your analysis.

Note 6 – Transactions with GGP and Other GGP Subsidiaries, page F-21

43.   We note your disclosure regarding the conversion of outstanding options to acquire shares of GGP into options to acquire shares of common stock of reorganized GGP and your company. Please tell us how you intend to account for the conversion of these options. Furthermore, you disclose that the Plan provides that holders of such options will be given the alternative of receiving cash. Tell us what consideration you gave to discussing this cash option within your pro forma disclosures.

Note 10 Segments, page F-24

44.   You disclose that you have two business segments which offer different products and services. In particular, we note that your Strategic Development segment includes the operation, development and management of your land holdings and redevelopment sites, including the current incidental rental property operations (primarily retail and other interests in real estate at such locations) as well as your one residential condominium project located in Natick (Boston), Massachusetts. Please provide us with a detailed analysis of how you determined that you only have two reportable segments. Discuss how many operating segments you have and how you determined them. Also, tell us if you have aggregated any operating segments and your basis for the aggregation, if applicable, including a comparison of the expected long-term performance of each. See ASC 280-10-50 for reference.

Spinco, Inc. Audited Combined Financial Statements

Notes to Combined Financial Statements, page F-36

Note 2 Summary of Significant Accounting Policies, page F-38

Revenue Recognition and Related Matters, page F-47

45.   You disclose on page F-48 that revenues from land sales are recognized using the full
        accrual method provided that various criteria relating to the terms of the transactions and
        your subsequent involvement with the land sold are met. Please expand your disclosure
        to discuss the various criteria that must be met.

TWLDC Holdings, L.P. Audited Consolidated Financial Statements

Independent Accountants' Report, page F-75

46.   Please revise to include the city and state where the report was issued in accordance with
        Rule 2-02 of Regulation S-X.

Exhibits

47.   We note your disclosure on page 36 that you will enter into a surety bond indemnity
        agreement that will govern the continuation of certain surety bonds that were issued
        under GGP's surety bond facilities in respect of projects related to your business. Please
        file your surety bond indemnity agreement with GGP as an exhibit to your registration
        statement in accordance with Item 601(b)(10) of Regulation S-K or tell us why you
        believe it is not a material contract.

48.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to
        effectiveness of the registration statement and may have further comments after our
        review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the Company and its management are
in possession of all facts relating to a Company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk, Attorney-Advisor at (202) 551-3657 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Matthew D. Bloch, Esq
       Weil Gotshal & Manges LLP
       Via Facsimile: (212) 310-8007